UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2004

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

 N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

The “Shell” Transport and Trading Company, p.l.c.

Second Quarter Results: Strong Downstream, Exploration
and Production Challenges

The Royal Dutch/Shell Group of Companies today reported second quarter results for 2004 with reported net income of $4.0 billion, an increase of 54% on the same period last year. Higher earnings reflect higher hydrocarbon prices, higher LNG volumes and strong downstream earnings offset by lower hydrocarbon production and charges in Exploration and Production. For the first six months of 2004, net income increased 7% compared to the same period last year.

Jeroen van der Veer, Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group of Companies, commented:

“The second quarter results show good progress in our downstream businesses, with operational performance improvement, increasing volumes and strong margins. Second quarter earnings on a Current Cost of Supplies (CCS) basis in Oil Products increased by 59% over the same period a year ago and in Chemicals earnings were substantially higher than last year.

“We are attacking the challenges of performance in Exploration and Production where earnings were down by 3% and production was lower than a year ago. Earnings were impacted by exploration write offs, increase in taxes, mark to market losses in the North Sea and increased depreciation including the effect of lower reserves and exchange rates.

“The tailwind in oil prices and good downstream performance has helped us to achieve sound financial results. We work on our portfolio and attack all challenges we face.”

Upstream:

Second quarter 2004 oil and gas production of 3,578 thousand boe per day, was 5% lower than in the same period a year ago. Excluding divestments and the price effect on production entitlements under production sharing agreements, production decreased 2%, reflecting a 2% decrease in oil production and a 1% decrease in gas production.

Our strategic priorities in E&P are to:

  Ensure operational excellence in existing assets. Our internal target is that in existing assets we should benchmark in first quartile for unit operating costs and for uptime in comparison with similar assets in the same basins and regions.

  Adjust our existing asset base and project portfolio. Good progress has been made, with proceeds of $2.4 billion from E&P divestments over the last 18 months.

  Continue our aggressive programme of exploration and new business development to mature good new business opportunities. Our focus will be on positions where we have a good chance of long-term growth, and sustainable competitive advantage, including LNG, GTL, deepwater, unconventional oil and tight gas. Success in these areas will be key to reserves replacement.

  Raise our game in project delivery. We have taken vigorous action on Bonga and Sakhalin and are strengthening our project management across the world.

  Ensure we have a competitive cost structure, against the background of increasing cost pressures in the industry.

The Gas & Power business continues to grow and LNG volumes for the quarter increased by 10% due to strong global demand and operational performance. The market outlook remains one of strong growth and we are well positioned as an industry leader with five more new LNG trains under construction.

Downstream

Oil Products had a good quarter with CCS earnings of $1.6 billion. This included much stronger performance in the US with better refinery utilisation as well as margins. The rebranding and upgrading of the US retail network is on track.

Chemicals delivered substantially improved results of $371 million. This was driven by stronger demand and increased reliability.

Shell and BASF announced today the review of strategic alternatives regarding their joint venture Basell, a global leader in polyolefins, in which they each hold a 50 percent equity interest. The options being reviewed by the shareholders include the sale of their stakes and an equity market transaction.

Reshaping the portfolio:

The Group continues to reshape its portfolio, with divestments proceeds of more than $2 billion of non-strategic and underperforming assets through the first half of 2004. Capital investment levels for 2004 are still expected to be between $14.5 and $15.0 billion. Significant milestones have been reached in the Gas-to-Liquids project in Qatar, Sakhalin sales contracts, Norway exploration licensing, and the Sinopec retail joint venture in China and downstream retail restructuring in the USA and Europe. We also announced today a review of strategic alternatives for our Chemicals joint venture, Basell.

Structure and governance:

The review of structure and governance of the Group is moving at a good pace. The review includes possible modification to the management structures of the Boards and the Group, improvements to decision-making processes and accountability and enhancing effective leadership for the Group as a whole. Financial and legal advisors have been appointed and the Steering Committee for the review has been in discussions with investors. The results of the review, which may include one or more options, will be published in November 2004.

Key features of the second quarter of 2004 and updated outlook include:

Earnings and returns	Second quarter net income of $4.0 billion. Return on average capital employed over 12 months was 15.5%.
Strong cash generation	Cash flow from operations of over $4.8 billion and income from divestments of $0.3 billion funded capital expenditure of $2.9 billion and resulted in a reported gearing of 17.0%.
Dividends	Increased interim dividends have been announced of €0.75 per share for Royal Dutch (increase of 1.4%) and of 6.25p per share for Shell Transport (increase of 2.5%).
Cash distributions

  During the quarter $4.2 billion in dividends to shareholders were paid. Royal Dutch and Shell Transport started their share buy back programmes for the year. We purchased shares for cancellation worth $149 million and spent $513 million for share purchases to underpin employee share options schemes.

Production outlook for 2004 – 2006

  Production for 2004 is expected to be 3.7 to 3.8 million boe per day and subject to price effects on production entitlements. Production in 2005 and 2006 is likely to remain in the range of 3.5 to 3.8 million boe per day, again subject to price effects.

Reserve Replacement Ratio 2004.	The latest outlook for the proven reserves replacement ratio for 2004 is some 60% to 80%.
Exploration and production costs

  Exploration and Production unit production costs increased for the first half of 2004 compared to the full year 2003. Unit production costs for the full year are expected to increase up to $1 per barrel of oil equivalent (boe) before tax compared to the full year 2003. Unit depreciation, depletion and amortisation (DD&A) for the full year 2004 is also expected to increase compared to the full year 2003.

Downstream performance improvement	Strong margins Increased volumes Improvement in refinery utilisation worldwide 4% point improvement in plant utilisation in the USA Higher asset utilisation and stronger demand in Chemicals
Additional Portfolio actions

  In the second quarter proceeds from divestments of $0.3 billion were from various items including the divestment of upstream assets in Bangladesh and power assets in the USA. Divestment proceeds for the half year total $2 billion.

The full quarter 2 2004 results, dividends announcements and an interview with Jeroen van der Veer are available on http://www.shell.com/investor

Ends

Contacts

Investor Relations:

UK:	David Lawrence	+44 20 7934 3855
UK:	Gerard Paulides	+44 20 7934 6287
Europe:	Bart van der Steenstraten	+31 70 377 3996
USA:	Harold Hatchett	+1 212 218 3112

Media Relations:

UK:	Stuart Bruseth	+44 20 7934 6238
UK:	Andy Corrigan	+44 20 7934 5963
UK:	Simon Buerk	+44 20 7934 3453
Europe:	Herman Kievits	+31 70 377 8750

Disclaimer statement

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995 (section 102), that are subject to risk factors associated with the oil, gas, power, chemicals and renewables businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission (‘SEC’) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

Company Secretary (M.C.M. Brandjes)

Date: 29 July 2004